UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): May 6, 2010

PARKWAY PROPERTIES, INC.
(Exact Name of Registrant as Specified in its Charter)

Maryland	1-11533	74-2123597
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Jackson Place, Suite 1000, 188 East Capitol Street, Jackson, MS 39225-4647
(Address of Principal Executive Offices, including zip code)

(601) 948-4091
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.   Other Events

On March 23, 2010, the Board of Directors of Parkway Properties, Inc. (the "Company"), approved the Company's 2010 Omnibus Equity Incentive Plan (the "Plan"), subject to shareholder approval. On or about April 1, 2010, the Company made available a proxy statement to its shareholders describing the matters to be voted on at the annual meeting to be held on May 13, 2010, including the approval of the Plan.

After mailing the proxy statement, the Company was informed by RiskMetrics that the Plan previously approved by the Company's Board of Directors (the "Board") resulted in an unfavorable rating of the Plan due to the fact that (i) the definition of a change in control included merger transactions approved by the Board but not consummated and (ii) the Plan permitted the accelerated vesting of awards under the Plan on a change in control, regardless of whether any adverse employment action resulted with respect to the subject executive. On May 6, 2010, the Board approved an amendment to the Plan (the "Amendment") solely to address these concerns.

A copy of the Amendment is filed as exhibit 10.1 to this Current Report on Form 8-K.

Any vote "FOR" or "AGAINST" the original Plan proposal using the proxy card previously made available to the shareholders of record by the Company or the voting instruction card made available to the beneficial owners by their brokerage firm, bank, broker-dealer, trustee or nominee will be counted as a vote "FOR" or "AGAINST" the Plan as amended by the Amendment, respectively. Any shareholder of record who already voted on the Plan proposal and wishes to change his, her or its vote can do so by (i) properly executing a proxy of a later date, by phone, internet or mail; (ii) delivering an executed, written notice of revocation to the Company's Secretary, at our principal executive offices, One Jackson Place, Suite 1000, 188 East Capitol Street, Jackson, Mississippi 39201 or a duly executed proxy bearing a date subsequent to his or her original proxy prior to the date of the Annual Meeting, or (iii) attending the Annual Meeting and voting in person.

Item 9.01.   Financial Statements and Exhibits.

(d) Exhibits

10.1   Amendment No. 1 to the Parkway Properties, Inc. 2010 Omnibus Equity Incentive Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 6, 2010

PARKWAY PROPERTIES, INC.

By: /s/ Mandy M. Pope
    Mandy M. Pope
    Executive Vice President and Chief
    Accounting Officer